PACIFIC OFFICE PROPERTIES TRUST, INC.
841 Bishop Street, Suite 1700
Honolulu, HI 96813

October 24, 2012

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Sandra B. Hunter
Re:    Pacific Office Properties Trust, Inc.
Registration Statement on Form S-11,
SEC File No. 333-169729 (“Registration Statement”)

Ladies and Gentlemen:
Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Pacific Office Properties Trust, Inc. (the “Company”) hereby applies for the withdrawal of the Registration Statement, together with all exhibits and amendments thereto. The Registration Statement was originally filed with the Securities and Exchange Commission (the “Commission”) on October 4, 2010 and was amended on January 3, 2011.
The Company is requesting withdrawal of the Registration Statement because it has elected not to proceed with the offering of its common stock pursuant thereto. The Registration Statement was never declared effective and no securities have been issued or sold pursuant thereto.
The Company further requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the account of the Company for future use.
If you have any questions regarding this matter, please contact Jeremy Heckman of Barack Ferrazzano Kirschbaum & Nagelberg LLP, the Company's legal counsel, at (312) 629-7322.
[Signature Page Follows]

United States Securities and Exchange Commission

Very truly yours,
PACIFIC OFFICE PROPERTIES TRUST, INC.

By:     /s/ Lawrence J. Taff
Name:    Lawrence J. Taff
Title:    Chief Executive Officer